2019 Form NRSRO
Exhibit 4

Corporate Organizational Structure


HEARST
FitchGroup
FitchSolutions
FitchRatings
FitchLearning

2019 Form NRSRO Exhibit 4

Senior Management Organizational Structure

- **Paul Taylor**, President and CEO, Fitch Group
  - **Fitch Group Operations**
    - Charles Brown, General Counsel
    - Jon Ewing, Chief Marketing Officer
    - Andy Jackson, Global Head of Human Resources
    - Ted Niedermayer, CFO/COO
      - Rob Harpel, Chief Technology Officer
  - **Ian Linnell**, President, Fitch Ratings
    - Karen Skinner, Chief Operating Officer
      - Julian Dennison, Global Publishing
      - Susan Launi, Regulatory Affairs, Policies and Procedures
      - Seth Lieberman, Business Analytics
      - Peter Fiore, Product Development
      - Jeff Simon, Global Operations Management
    - Brett Hemsley, Global Analytical Head
      - Dan Champeau, Global Group Head
        - U.S. Public Finance
        - Global Infrastructure
        - International Public Finance
      - Kevin Duignan, Global Group Head
        - Banks
        - Insurance
        - Funds & Asset Management
        - Non-Bank Financial Institutions
      - Richard Hunter, Global Group Head
        - Corporate Finance
      - James McCormack, Global Group Head
        - Sovereigns
      - Marjan van der Weijden, Global Group Head
        - Structured Finance
        - Covered Bonds
    - Mark Oline, Global Head of Business & Relationship Mgmt
      - Ann Flynn, Global Head Public Finance & Global Infrastructure Group
      - J. Douglas Murray, Global Head, Structured Finance
      - Aymeric Poizot, Global Head, Investor Relations
      - Jose Santos, Global Head, Financial Institutions
      - David Wharrier, Global Head, Revenue Management
      - Jill Zelter, Global Head, Corporates
      - Carlos Fiorillo, Regional Head, Latin America
      - Sing Chan Ng and Kwong Li, Regional co-Heads, Asia Pacific
        - Matthew Ginsburg, Chairman of Asia Pacific
  - **Eileen Fahey**, Chief Risk Officer, Fitch Group
    - Fitch Ratings
      - Jeremy Carter, Chief Credit Officer
        - Regional Credit Officers
          - Stuart Jennings, EMEA and APAC
          - Katherine Falconi, The Americas
        - Credit Policy Group
      - Trevor Pitman, Chief Compliance Officer
      - Peter Patrino, Chief Criteria Officer
      - Gautam Mitra, Head of Internal Audit

- **Independent Directors**, Fitch Ratings Inc/Fitch Ratings Ltd Board of Directors
  - Trevor Pitman, Chief Compliance Officer
  - Gautam Mitra, Head of Internal Audit

Fitch Ratings, Inc. Organizational Structure


FITCH RATINGS, INC.
(Delaware)
FITCH RATINGS
LIMITED
(England)
FITCH RATINGS
LANKA LIMITED*
(Sri Lanka)
FITCH
CENTROAMERICA, S.A.*
(Panama)
FITCH RATINGS COLOMBIA, S.A.
SOCIEDAD CALIFICADORA
DE VALORES*
(Colombia)
See additional
Credit Rating Affiliates
on next page
FITCH SOLUTIONS LIMITED+
(England)
FITCH COSTA RICA
CALIFACADORA DE
RIESGO, S.A.*
(Costa Rica)
FITCH CENTROAMERICA, S.A.*
(Guatemala)
FITCH REPUBLICA
DOMINICANA S.R.L.*
(Dominican Republic)
FITCH SOLUTIONS
ASIA PTE LTD+
IRR ADVISORY
SERVICES PRIVATE LTD+
FITCH SOLUTIONS
DEUTSCHLAND GMBH+

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

Fitch Ratings Limited Organizational Structure

- FITCH RATINGS LIMITED (England)
  - FITCH RATINGS CIS LIMITED++ (England)
  - FITCH RATINGS ESPAÑA S.A.U. (Spain)
  - FITCH ITALIA S.P.A. (Italy)
  - FITCH DEUTSCHLAND GMBH (Germany)
  - FITCH POLSKA S.A. (Poland)
  - FITCH FRANCE (France)
  - INTER ARAB RATING COMPANY E.C.* (Bahrain)
  - INDIA RATINGS & RESEARCH PTE LTD* (India)
  - FITCH INDIA SERVICES PRIVATE LIMITED* (India)
  - FITCH RATINGS (BEIJING) LIMITED (China)
  - FITCH (CHINA) BOHUA CREDIT RATINGS LTD* (China)
  - FITCH NORTH AFRICA SA*^ (Tunisia)
  - FITCH SOUTHERN AFRICA (PTY) LIMITED* (South Africa)
  - FITCH RATINGS JAPAN LIMITED (Japan)
  - FITCH (HONG KONG) LIMITED (Hong Kong)
  - FITCH AUSTRALIA PTY. LIMITED (Australia)
  - RAM HOLDINGS*^ (Malaysia)
  - KOREA RATINGS CORPORTATION* (Korea)
    - E-CREDIBLE CO., LTD* (Korea)
      - E-CREDIBLE NETWORKS CO., LTD* (Korea)
  - FITCH RATINGS SINGAPORE PTE LTD (Singapore)
  - PT FITCH RATINGS INDONESIA* (Indonesia)
  - FITCH MEXICO S.A. DE C.V. (Mexico)
  - FITCH RATINGS BRASIL LTDA (Brazil)
  - FITCH HOLDING S.A.* (Chile)
    - FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA* (Chile)
  - FITCH RATINGS (THAILAND) LIMITED* (Thailand)
  - FITCH PERU*^ (Peru)
  - AESA RATINGS S.A. CALIFICADORA DE RIESGO *^ (Bolivia)
  - FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
  - FIX-SCR ARGENTINA CALIFICADORA DE RIESGO S.A.*^ (Argentina)
    - FIX-SCR URUGUAY CALIFICADORA DE RIESGO S.A.*^ (Uruguay)

*Not included in Item 3 of Form NRSRO.
++Fitch Ratings CIS Limited is incorporated in England and does business in Russia and the CIS through its sole branch.
^Minority owned by Fitch Ratings Limited.